UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. )

Minerva Surgical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60343F106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60343F106	13G

1.	Name of Reporting Persons Versant Venture Capital IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,663,227 shares of Common Stock (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,663,227 shares of Common Stock (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,663,227 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.8% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13G is filed by Versant Venture Capital IV, L.P. (“VVC IV”), Versant Side Fund IV, L.P. (“VSF IV”), and Versant Ventures IV, LLC (“VV IV”, and together with VVC IV and VSF IV the “Reporting Persons”). VV IV is the sole general partner of VVC IV and VSF IV and may be deemed to have voting and dispositive power over the securities held by VVC IV and VSF IV. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

These shares are held by VVC IV. VV IV is the sole general partner of VVC IV and may be deemed to share voting and dispositive power over the shares held by VVC IV and as a result may be deemed to have beneficial ownership over such securities.

(3)

This calculation is based upon 28,815,941 shares of the Issuer’s Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2021, filed with the United States Securities and Exchange Commission on December 2, 2021 (the “Form 10-Q”).

CUSIP No. 60343F106	13G

1.	Name of Reporting Persons Versant Side Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,473 shares of Common Stock (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,473 shares of Common Stock (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,473 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by VSF IV. VV IV is the sole general partner of VSF IV and may be deemed to share voting and dispositive power over the shares held by VSF IV and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 28,815,941 shares of the Issuer’s Common Stock outstanding as of November 5, 2021, as reported in the Form 10-Q.

CUSIP No. 60343F106	13G

1.	Name of Reporting Persons Versant Ventures IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,673,700 shares of Common Stock (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,673,700 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,673,700 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.8% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Includes (i) 1,663,227 shares held by VVC IV and (ii) 10,473 shares are held by VSF IV. VV IV is the sole general partner of VVC IV and VSF IV and may be deemed to share voting and dispositive power over the shares held by VVC IV and VSF IV and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 28,815,941 shares of the Issuer’s Common Stock outstanding as of November 5, 2021, as reported in the Form 10-Q.

CUSIP No. 60343F106	13G

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Minerva Surgical, Inc. (the “Issuer”).

Item 1

(a) Name of Issuer:

Minerva Surgical, Inc.

Address of Issuer’s Principal Executive Offices:

4255 Burton Drive

Santa Clara, California 95054

Item 2

(a) Name of Person(s) Filing:

Versant Venture Capital IV, L.P. (“VVC IV”)

Versant Side Fund IV, L.P. (“VSF IV”)

Versant Ventures IV, LLC (“VV IV”)

(b) Address of Principal Business Office:

c/o Versant Ventures

One Sansome Street, Suite 3630

San Francisco, CA 94104

(c) Citizenship:

Entities:	VVC IV	—	Delaware Limited Partnership
	VSF IV	—	Delaware Limited Partnership
	VV IV	—	Delaware Limited Liability Company

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

60343F106

Item 3	Not applicable.

Item 4	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.*

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person.*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person.*

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person.*

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person.*

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person.*

*	Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his, her or its pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of VVC IV and VSF IV and the limited liability company agreement of VV IV, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

See the Joint Filing Agreement attached to this Schedule 13G as Exhibit 1.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2022

Versant Venture Capital IV, L.P.
By:	Versant Ventures IV, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Side Fund IV, L.P.

By:	Versant Ventures IV, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures IV, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director